

VIA FACSIMILE AND U.S. MAIL

April 22, 2010

Mr. Philip Lo
Chief Financial Officer
Wuhan General Group (China), Inc.
Canglong Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

> **RE: Wuhan General Group (China), Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 1-34125**

Dear Mr. Lo:

We have reviewed your response letter dated March 31, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

Form 10-K for the Year Ended December 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 30

2. We have read your response to comment 12 from our letter dated December 24, 2009. You indicate that you were in compliance with all loan covenants as of December 31, 2009, except that you did not comply with the days accounts receivable ratio covenant in your loan agreement with Standard Chartered. You also disclose that you requested a waiver and you do not believe that Standard Chartered will take any adverse action against you for noncompliance with this financial covenant. Given that you were not in

compliance with your loan covenants and you did not get an official waiver from Standard Chartered, please tell us how you determined that it is not necessary to classify your long-term loan as current as of December 31, 2009. Refer to FASB ASC 470-10-45-11.

3. As previously requested, please disclose the required amounts/ratios for any material covenants that you have not met or are reasonably likely to not meet as well as the actual amounts/ratios as of each reporting date.   Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us supplementally what your revised disclosure will look like.

4. In light of your new credit facility with Standard Chartered Bank, you believe that you currently available working capital, combined with cash from operations and bank financing, should be adequate to sustain operations at current levels through at least the next 12 months. Please help us better understand how you made this determination based on the following factors and correspondingly expand your disclosures:
    *   You had no availability under your bank facilities and loan facilities as of December 31, 2009;
    *   You have had recurring cash used in operating activities, which increased from $5.5 million used in the year ended December 31, 2008 to $15.4 million used in the year ended December 31, 2009. The 60% decline in cash provided by operating activities during the year ended December 31, 2009 compared to the year ended December 31, 2008;
    *   The decrease in cash from $2.8 million at December 31, 2008 to $.4 million at December 31, 2009; and
    *   The 21% decline in sales during the year ended December 31, 2009 compared to the year ended December 31, 2008.
    Please show us supplementally what your revised disclosure will look like.

Critical Accounting Policies, page 37

5. We have read your response to comment 3 from our letter dated December 24, 2009. Please confirm whether or not any of your assets or assets groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and disclose to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity. If you have determined that the expected undiscounted future cash flows substantially exceed the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Otherwise, please provide the disclosures requested in prior comment three from our letter dated December 24, 2009. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us supplementally what your revised disclosure will look like.

Controls and Procedures, page 46

6. Your current disclosure indicates that based upon, and as of the date of your evaluation, management concluded that your disclosure controls and procedures were not effective. Please confirm that your disclosure controls and procedures were not effective as of December 31, 2009 rather than as of the date of your evaluation. Please revise your disclosure accordingly in future filings.

Changes in Internal Controls over Financial Reporting, page 49

7. You disclose that "other than the remediation measures described above, during the year ended December 31, 2009, there was no change in our internal control over financial reporting that has materially affected or that is reasonably likely to materially affect, our internal control over financial reporting." Please revise to state clearly whether or not there were changes in your internal control over financial reporting that occurred "during this quarter" that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.

Financial Statements

Statements of Cash Flows, page F-8

8. Given that you have included the non-cash purchase of Sukong assets as a non-cash investing activity, please tell us how you determined that your non-cash purchase of Sukong assets of the same amount represent an adjustment to reconcile net income to net cash used in operating activities. Refer to FASB ASC 230-10-45-17.

10. Construction in Progress, page F-22

9. We have read your response to comment four from our letter dated December 24, 2009. You indicate that your revision was accounted for as a correction of an error. Pursuant to SFAS 154, please tell us what consideration you gave to the following:
   - Including an explanatory paragraph in the audit opinion that references the restatement;
   - Including a prominent restatement footnote in the financial statements that describes the restatement of statements of cash flows;
   - Full compliance with FAS 154, paragraphs 25 and 26;
   - Filing an Item 4.02 Form 8-K; and
   - Labeling the appropriate columns on your financial statements as restated.

15. Capitalization
Series B Convertible Preferred Stock, page F-29

10. We have read your response to comment five from our letter dated December 24, 2009. You indicate that you do not believe that there is additional incremental value that should be charged to earnings because the fair value assigned to the Series B Convertible

Preferred Stock was less than the fair value of your common stock. Please tell us the value of the original series J warrants immediately before its terms were modified as well as the value of the modified warrants. Please provide us with the comprehensive analysis that shows that there was no incremental value. Refer to FASB ASC 718-20-35-3. Please also tell us how you accounted for the constructive preferred dividend amount. Please also cite all accounting literature used to support your conclusion.

Penalty Shares, page F-25

11. We have read your response to comment six from our letter dated December 24, 2009. We note that the average price of your three valuation methods on March 18, 2008 of $6.35 was significantly lower than the actual market price of $10.00. Please tell us how you determined that your average of three valuation methods was reasonable as compared to the actual market price of $10.00 on March 18, 2008. Please tell us how many shares were issued on each date in 2008. Please also tell us how what consideration you gave to the actual market price on May 30, 2008 as compared to the average price of the three valuation methods.

18. Earnings Per Share, page 33

12. We have read your response to comment eleven from our letter dated December 24, 2009. It does not appear that you have added back all preferred dividends for the year ended December 31, 2008 in arriving at your numerator for purposes of determining diluted earnings per share in accordance with ASC 260-10-45-16. Please advise.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief